

2/27/06 SS



SECURI 06002280 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marco Polo Securities Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 Centre Street
(No. and Street)

New York   NY   10013
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CLIFF GOLDMAN   212-220-2680
                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

L.C. Forlenza CPA PC
(Name – if individual, state last, first, middle name)

1214 W Boston Post RD   Mamaroneck   NY   10543
(Address)   (City)   (State)   (Zip Code)

SEC MAIL RECEIVED
FEB 24 2006
WASH. D.C. 185 PROCESSING SECTION

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/06

OATH OR AFFIRMATION

I, _CLIFFORD H. GOLDMAN_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
MARCO POLO SECURITIES INC , as
of _FEB 23_ , 20_06_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO POLO SECURITIES INC.

A Wholly-Owned Subsidiary of
Marco Polo Network Ltd.

Financial Statements
December 31, 2005

TABLE OF CONTENTS

L.C. FORLENZA CPA P.C.
1214 West Boston Post Road – Suite 140
Mamaroneck, New York   10543

Tel: 914.835.4080   e-mail:louiseforlenza@aol.com
Fax: 914.835.4085

INDEPENDENT AUDITOR'S REPORT

January 25, 2006

To the Board of Directors
Marco Polo Securities Inc.
139 Centre Street 8th Floor
New York, NY 10013

I have audited the accompanying statement of financial condition of Marco Polo
Securities Inc., a wholly-owned subsidiary of Marco Polo Network Ltd., as of
December 31, 2005, and the related statement of income, changes in stockholders' equity
and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under
the Securities Exchange Act of 1934. These financial statements are the responsibility of
the Company's management. My responsibility is to express an opinion on these
financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatements. I have also
reviewed the Company's Anti-Money Laundering Procedures and Business Continuity
Plan. An audit includes examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements. An audit also includes assessing the accounting
principles used and significant estimates made by management, as well as evaluating the
overall financial statement presentation. I believe that my audit provides a reasonable
basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Marco Polo Securities Inc., as of December 31, 2005
and the results of its operations and its cash flows for the year then ended in conformity
with generally accepted accounting principles.

L. C. FORLENZA CPA, P.C.

Marco Polo Securities Inc.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2005

ASSETS

Current Assets			
Cash			$ 42,625
Accounts Receivables			9,000
Fixed Assets			
Computers	$	4,717	
Accumulated Depreciation		2,075	2,642
TOTAL ASSETS			$ 54,267

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts Payable	$	3,000
Accrued Liabilities		500
TOTAL LIABILITIES	$	3,500
EQUITY		
Common Stock	$	80,704
Paid in Capital		125,404
	$	206,108
Retained Earnings - January 1, 2005	$	(128,322)
Net Loss		(27,019)
Retained Earnings - December 31, 2005	$	(155,341)
TOTAL EQUITY	$	50,767
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	54,267

Marco Polo Securities Inc.
STATEMENT OF INCOME
January 1, 2005 through December 31, 2005

Revenues

Fees	$ 234,800
Total Revenues	$ 234,800

Expenses

Compensation and Related Salaries & Wages	$ 189,755
Depreciation	1,132
NASD Registrations	5,256
State and Local Taxes	504
Payroll Expenses	50
Consulting/Corporate Finance	10,850
Legal Fees	25,000
Accounting	1,000
Meals, Entertainment & Travel	25,372
Insurance	1,681
Other Expenses	1,219
Total Expenses	$ 261,819
Net Loss	$ (27,019)

Marco Polo Securities Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
As of December 31, 2005

	Retained Earnings	Common Stock	Preferred Stock	Additional Paid-in Capital	Total
Balance, January 1, 2005	$ (128,322)	$ 80,704	$ -	$ 125,404	$ 77,786
Cash Contributions				-	-
2005 Net Loss					(27,019)
Balance, December 31, 2005	$ (128,322)	$ 80,704	$ -	$ 125,404	$ 50,767

Marco Polo Securities Inc.
STATEMENT OF CASH FLOWS
January 1, 2005 through December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (27,019)
Increase in Other Current Asset	9,000
Decrease in Other Current Liabilities	(13,039)
Net cash provided by Operating Activities	$ (31,058)
CASH FLOWS FROM OPERATING ACTIVITIES	
Accumulated Depreciation	1,132
Net cash provided by Operating Activities	$ 1,132
Decrease in Cash	$ (29,926)
Cash at Beginning of the Year	72,551
Cash at End of the Year	**$ 42,625**

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Marco Polo Securities Inc. (the "Company"), is a wholly-owned subsidiary of Marco Polo Network Ltd. (the "Parent Company"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Income Tax Status

The Company, with the consent of its stockholder, has elected to be a C-corporation under the Internal Revenue Code.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased that are not held for sale in the normal course of business to be cash equivalents at the mark of market value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2: CAPITAL STRUCTURE

Common Stock

The common stock is valued at $80,704.

NOTE 3: NET CAPITAL REQUIREMENT

As of December 31, 2005, the Company's net capital was $39,126 compared with the minimum net capital requirement of $5,000. Under the rule, aggregate indebtedness may not exceed 1,500% of net capital. At December 31, 2005, the Company's ratio of aggregate indebtedness amounted to 9% of net capital.

L.C. FORLENZA CPA P.C.
1214 West Boston Post Road – Suite 140
Mamaroneck, New York   10543

Tel: 914.835.4080   e-mail:louiseforlenza@aol.com
Fax: 914.835.4085

January 25, 2006

To the Board of Directors
Marco Polo Securities Inc.
139 Centre Street 8th Floor
New York, NY 10013

In planning and performing our audit of the financial statements and supplemental schedules
of Marco Polo Securities Inc., a wholly-owned subsidiary of Marco Polo Network Ltd. for the
period from January 1, 2005 to December 31, 2005, we considered its internal control,
including control activities for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial statements and not to
provide assurance on the internal control.

Also, as required by the rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including tests of
such practices and procedures that we considered relevant to the objectives stated in Rule 17a-
5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and
net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive
provisions of Rule 15c3-3. Because the Company does not carry securities accounts for
customers or perform custodial functions relating to customer securities, we did not review the
practices and procedures related to those areas.

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In fulfilling
this responsibility, estimates and judgments by management are required to assess the
expected benefits and related costs of controls and of the practices and procedures referred to
in the preceding paragraph and to assess whether those practices and procedures can be
expected to achieve the SEC's above-mentioned policies. Two of the objectives of internal
control and the practices and procedures are to provide management with reasonable but not
absolute assurance that assets for which the Company has responsibility are safeguarded
against loss from unauthorized use or disposition and those transactions are executed in
accordance with management's authorization and recorded properly to permit the preparation
of financial statements in accordance with generally accepted accounting principles. Rule 17a-
5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design and operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

L. C. FORLENZA CPA, P.C.

Marco Polo Securities Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of December 31, 2005

NET CAPITAL:

Total Stockholders' Equity from the Statement of Financial Condition	$	50,767
Additions / Deductions and or Changes		(11,641)
TOTAL NET CAPITAL	**$**	**62,408**
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	57,408
Excess Net Capital at 1000%	$	38,776

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Liabilities from the Statement of Financial Condition	$	3,500
Ratio of Aggregate Indebtedness to Net Capital		9 %

Marco Polo Securities Inc.
STATEMENT PURSUANT TO RULE 17a-5 (d)(4)
December 31, 2005

Reconciliation with Company's computation (included in part IIA of form x-17 A-5 as of December 31, 2005)

Net Capital, a Reported in Company's Part IIA (Unaudited) FOCUS Report	$ 39,126
Audit adjustments to Increase Accrued Liabilities	$ -
Net Capital Per Above	$ 39,126

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2005 to December 31, 2005 there were no liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC rule 15c3-3 based upon Paragraph (k)(2)(i) of the Rule.